Mail Stop 3561

March 2, 2009

O. Bruton Smith
Chief Executive Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, North Carolina 28212

> Re: **Sonic Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2008**
> **Form 10-Q for Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **Form 8-K dated February 11, 2009**
> **Filed February 11, 2009**
> **File No. 1-13395**

Dear Mr. Smith:

We have reviewed your response letter dated February 2, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Goodwill, page 27

1. We note your response to comment three in our letter dated December 29, 2008. You indicate that a discounted cash flow approach is the most meaningful methodology for Sonic to utilize as it allows you to better define assumptions during periods of economic uncertainty. Please explain to us how periods of economic uncertainty allow you to better define your assumptions. In this regard, a discounted cash flow approach is dependent on numerous subjective factors

including estimates of forecasted revenues, appropriate discount rates and several other variables. Explain to us how abandoning other prior used methodologies and relying on a single methodology will result in a measure that better represents fair value. Please be detailed in your response.

2. Please refer to comment three in our letter dated December 29, 2008. We note you will provide a sensitivity analysis quantifying the expected change in fair value that would result from changing key assumptions in your model for valuing goodwill however, please also expand your disclosures to indicate, as stated in your response, that you no longer utilize the earnings multiple approach utilized in 2007 and the impact of that change. Further, please disclose the impact of any changes in assumptions used from 2007 to 2008 in your discounted cash flow approach. Show us what your disclosures will look like revised.

3. Please advise us of the key assumptions utilized in your interim impairment test and advise of any of the changes in assumptions made from 2007.

Liquidity and Capital Resources, page 41

Cash Flows, page 47

4. We note your response to comment five in our letter dated December 29, 2008. You indicate the significant increase in non-trade financing from 2006 to 2007 relates primarily to General Motor's decision to divest itself of its controlling interest in General Motors Acceptance Corporation. Please specifically discuss the dollar impact that such reclassifications would have had on prior years cash flows in your 2008 Form 10-K.

Future Liquidity Outlook, page 49

5. We note your response to comment seven in our letter dated December 29, 2008. We re-issue the following portion of that comment: "[W]e note your indication that your 'best source of liquidity for future growth remains cash flows generated from operations combined with your available borrowings.' Please elaborate upon this statement to explain whether you expect these sources to continue to be available to you, keeping in mind the following:

- The continuing effect that current credit market disruptions may have on your sales, as you discuss in your risk factor on page 17 and in your most recent Form 10-Q for the quarter ended September 30, 2008; and

- The economic difficulties that the U.S. automotive manufacturers are currently experiencing.

Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them." Please show us what your disclosure would look like revised.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 10

Annual Cash Compensation, page 10

6. We note your response to comment 11 in our letter dated December 29, 2008. Please show us what your disclosure would look like revised.

Form 10-Q for the quarterly period ended September 30, 2008

Note 5. Goodwill and Intangible Assets, page 7

7. We note your response to comment 13 in our letter dated December 29, 2008. Please be advised that paragraph 23 of SFAS no. 142 indicates the fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. It goes on to state that quoted market prices in active markets are the best evidence of fair value and should be used for the basis of measurement, if available. We understand that Statement no. 142 allows for adjustments to market capitalization for synergies and control premiums. You indicate in your response that your market capitalization as of September 30, 2008 was $870 million. After adjusting the market capitalization for your control premium and the market discount related to your liquidity concerns it would appear your adjusted market capitalization was approximately $1.5 billion, which was less than the enterprise value per the consolidated balance sheet of $1.7 billion as of September 30, 2008. Please explain why this discrepancy would not have necessitated the second step of the goodwill impairment test as of September 30, 2008.

Form 8-K dated February 11, 2009

8. We further read your Form 8-K filed on February 11, 2009 which indicated you suspended the Company's quarterly dividend and retained a financial advisor to assist the Company in evaluating alternatives to enhance liquidity and to address the Company's 2009 and 2010 debt maturities. It would appear a discounted cash flow model approach could become difficult to implement now given these developments. Please tell us what consideration you gave to a market capitalization approach to determine your enterprise fair value.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director